Exhibit 12.1

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

     The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income (loss) before provision for income taxes and minority interest plus Fixed Charges less minority interest in pre-tax income of subsidiaries that have not incurred Fixed Charges. Fixed charges are defined as the sum of interest expensed plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Nine Months	Years Ended December 31,
	Ended September 30,
(in thousands)(unaudited)	2003	2002	2001	2000	1999	1998

Earnings:
Income (loss) before provision for income taxes and minority interest	$69,581	$71,176	$(137,281)	$(54,536)	$14,015	$7,965
Fixed charges	21,644	25,957	12,645	9,408	1,042	846
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,247)	(1,168)	(694)	(93)	—	—

	$89,978	$95,965	$(125,330)	$(45,222)	$15,057	$8,811

Fixed Charges:
Interest expensed	$11,993	$20,897	$10,518	$8,383	$922	$716
Amortized capitalized expenses related to indebtedness	8,256	3,200	777	553	—	—
Estimate of interest within rental expense	1,395	1,860	1,350	472	120	130

	$21,644	$25,957	$12,645	$9,408	$1,042	$846

Ratio of earnings to fixed charges	4.2	3.7	— (1)	— (1)	14.5	10.4

(1)	For the years ended December 31, 2001 and 2000, earnings were insufficient to cover fixed charges by $138.0 million and $54.6 million, respectively.